Integrated finance company
LOPRO CORPORATION

RECEIVED
2006 JUL 14 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE



06016265

File Number: 82-4664

June 14, 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION



By: AKIRA SUZUKI
HEAD OF PUBLIC RELATIONS AND INVESTOR RELATIONS DIVISION





Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

LOPRO CORPORATION

Index

Translation for:

File Number: 82-4664

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated)

May 19, 2006

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Board Meeting Date: May 19, 2006
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2006	¥25,573 million (15.5%)	-¥11,608 million (– %)	-¥12,415 million (– %)
Year ended March 31, 2005	¥22,145 million (-6.3%)	¥4,058 million (11.8%)	¥3,421 million (11.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2006	-¥23,456 million (– %)	-¥212.18	–	-24.1%	-5.5%	-48.5%
Year ended March 31, 2005	¥3,596 million (36.7%)	¥37.59	¥32.22	3.6%	1.5%	15.4%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2006: – million yen
   Year ended March 31, 2005: – million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2006: 110,551,675 shares
   Year ended March 31, 2005: 95,655,632 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the prior year.*

(2) Consolidated Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2006	¥211,385 million	¥84,493 million	40.0%	¥768.89
Year ended March 31, 2005	¥242,987 million	¥109,780 million	45.2%	¥984.20

(Note) Total outstanding shares as of the end of each fiscal year (consolidated):
Year ended March 31, 2006: 109,891,119 shares
Year ended March 31, 2005: 111,543,087 shares

(3) Consolidated Statement of Cash Flow

(rounded down to the nearest one million yen)

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2006	-¥15,427 million	-¥187 million	¥5,924 million	¥35,973 million
Year ended March 31, 2005	-¥18,948 million	¥777 million	¥35,800 million	¥45,664 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Changes in Scope of Consolidation and Application of Equity Method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Interim	–	–	–
Annual	–	–	–

* *Forecast of Consolidated Business Results will not be provided because the Company absorbed Nihonshinyouhoshou Corporation, the only consolidated subsidiary of the Company, effective as of April 1, 2006.*

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2006

May 19, 2006

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division Tel.: (075) 321-6161

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Board Meeting Date: May 19, 2006
General Meeting of Shareholders: June 29, 2006

Interim Dividends: applicable
Unit Share System: applicable
(1 unit: 100 shares)

1. Business Results (April 1, 2005 through March 31, 2006)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2006	¥22,655 million (25.0%)	¥6,027 million (85.9%)	¥7,000 million (60.1%)
Year ended March 31, 2005	¥18,130 million (3.5%)	¥3,241 million (245.8%)	¥4,371 million (166.8%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2006	-¥24,956 million (−%)	-¥225.75	−	-25.5%	2.7%	30.9%
Year ended March 31, 2005	¥3,590 million (36.4%)	¥37.53	¥32.17	3.5%	1.7%	24.1%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2006: 110,551,675 shares
   Year ended March 31, 2005: 95,655,632 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the prior year.*

(2) Dividends

(rounded down to the nearest one million yen)

	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Year End			
Year ended March 31, 2006	¥0.00	¥0.00	¥0.00	–	– %	– %
Year ended March 31, 2005	¥5.00	¥0.00	¥5.00	¥557 million	13.3%	0.5%

(3) Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2006	¥256,498 million	¥84,493 million	32.9%	¥768.89
Year ended March 31, 2005	¥265,347 million	¥111,280 million	41.9%	¥997.65

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31, 2006: 109,891,119 shares
   Year ended March 31, 2005: 111,543,087 shares
2. *Total number of treasury stock as of the end of each fiscal year:*
   Year ended March 31, 2006: 4,216,327 shares
   Year ended March 31, 2005: 2,366,565 shares

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥14,500 million	¥600 million	¥550 million	¥0.00	–	¥0.00
Annual	¥30,200 million	¥2,400 million	¥2,300 million	–	¥5.00	¥5.00

(Reference)
Estimated net income per share (annual): 20.93 yen

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

(English Translation)

June 14, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Head of Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Amendment to the "Notice of Partial Amendment to the Articles of Incorporation"

We hereby announce that the Company has amended the "Notice of Partial Amendment to the Articles of Incorporation" released on May 19, 2006, as described below.


【Amendment (shaded portion indicates the amendment)】

1. Reasons for the Amendment

(Before Amendment)

(1) The Company absorbed Nihonshinyouhoshou Corporation, a wholly-owned subsidiary of the Company, effective as of April 1, 2006. Necessary amendment regarding the business purpose of the Company will be made in order to clarify the content of the Company's business in line with its current business and to respond to diversification of future business expansion. (Article 2)

(2) The total number of issuable shares of the Company will be amended in order to enable flexible capital policy for future business expansion. (Article 5)

(3) In accordance with the "Corporation Act" (Law No. 86 of 2005) and the "Law for Maintenance of Relevant Laws Relating to the Enforcement of the Corporation Act" (Law No. 87 of 2005; hereinafter referred to as the "Maintenance Law") taking effect on May 1, 2006, pursuant to the Corporation Act and the Maintenance Law, necessary amendments to the current Articles of Incorporation will be made as follows:

(i) In accordance with the enforcement of the Corporation Act, new articles will be added to stipulate the issuance of share certificates (Article 8), and the establishment of Board of Directors (Article 19), the establishment of Statutory Auditors and Board of Statutory Auditors (Article 32) and the establishment of Accounting Auditor (Article 43), each of which being the Company's body.

(ii) A new provision will be added to limit the rights granted to holders of shares constituting less than one unit, for the purpose of increasing efficiency of management of such holders. (Article 9)

(iii) A new provision will be added, taking into account the widespread use of the Internet, so that certain documents, such as reference documents for the general meeting of shareholders, may be disclosed through the Internet pursuant to the ministerial ordinance of the Ministry of Justice and such disclosure may be deemed proper disclosure to shareholders. (Article 16)

(iv) A new provision will be added so that a resolution of the Board of Directors may be adopted without having a meeting, for the purpose of flexible operation of the Board of Directors. (Article 27)

(v) A new provision will be added to enable the Company to enter into an agreement with outside auditors in order that such outside auditors may demonstrate their expected roles. (Article 42)

(vi) Any other necessary amendments, such as changes in the numbering of articles due to these additions and modifications in accordance with the enforcement of the Corporation Act, will be made.

(After Amendment)

(1) The Company absorbed Nihonshinyouhoshou Corporation, a wholly-owned consolidated subsidiary of the Company, effective as of April 1, 2006. Necessary amendment regarding the business purpose of the Company will be made in order to respond to diversification of future business expansion. (Article 2 in the proposed amendment)

(2) The total number of issuable shares of the Company will be amended in order to enable flexible capital policy for future business expansion. (Article 5 in the proposed amendment)

(3) In accordance with the "Corporation Act" (Law No. 86 of 2005) and the "Law for Maintenance of Relevant Laws Relating to the Enforcement of the Corporation Act" (Law No. 87 of 2005; hereinafter referred to as the "Maintenance Law") taking effect on May 1, 2006, pursuant to the Corporation Act and the Maintenance Law, necessary amendments to the current Articles of Incorporation will be made as follows:

(i) In accordance with the enforcement of the Corporation Act, new articles will be added to stipulate the issuance of share certificates (Article 8 in the proposed amendment), and the establishment of Board of Directors (Article 19 in the proposed amendment), the establishment of Statutory Auditors and Board of Statutory Auditors (Article 32 in the proposed amendment) and the establishment of Accounting Auditor (Article 43 in the proposed amendment), each of which being the Company's body.

(ii) A new provision will be added to limit the rights granted to holders of shares constituting less than one unit, for the purpose of increasing efficiency of management of such holders. (Article 9 in the proposed amendment)

(iii) A new provision will be added, taking into account the widespread use of the Internet, so that certain documents, such as reference documents for the general meeting of shareholders, may be disclosed through the Internet pursuant to the ministerial ordinance of the Ministry of Justice and such disclosure may be deemed proper disclosure to shareholders. (Article 16 in the proposed amendment)

(iv) A new provision will be added so that a resolution of the Board of Directors may be adopted without having a meeting, if necessary, for the purpose of flexible operation of the Board of Directors. (Article 27 in the proposed amendment)

(v) A new provision will be added to enable the Company to enter into an agreement with outside auditors in order that such outside auditors may demonstrate their expected roles. (Article 42 in the proposed amendment)

(vi) Any other necessary amendments, such as changes in the numbering of articles due to these additions and modifications in accordance with the enforcement of the Corporation Act, will be made.

2. Appendix (Content of the amendments)

(Before Amendment)

Current Articles of Incorporation	**Proposed Amendments**
(new)	**Article 9. (Limitation on Rights of Shareholders Holding Shares Less than One Unit)** Shareholders of the Company holding shares less than one unit may not exercise rights other than the rights set forth below.

Current Articles of Incorporation	Proposed Amendments
(new)	(1) The rights provided for in items listed in Article 189, paragraph 2 of the Corporation Act; (2) The right to make a request of the acquisition of shares with stock acquisition request rights; and (3) The right to be allotted offered shares or offered stock acquisition rights.
Article 11. (Record Date) 1. The Company shall deem the shareholders (including beneficial owners; the same shall apply hereinafter) registered or recorded in the Shareholders' Register and the Register of Beneficial Owners as of the end of each fiscal year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.	**Article 12. (Record Date)** 1. The Company shall deem the shareholders entitled to exercise voting rights (including beneficial owners; the same shall apply hereinafter) who are registered or recorded in the Shareholders' Register as at the closing thereof on March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant business year.
(new)	**Article 16. (Internet Disclosure and Deemed Delivery of Reference Materials for General Meetings of Shareholders, etc.)** In respect of the convocation of general meetings of shareholders, the Company may be deemed to have provided the information relating to the matters required to be set out or presented in the reference materials for the general meeting of shareholders, business reports, financial reports and consolidated financial reports to shareholders by disclosing such information via the internet in accordance with the ordinance of the Ministry of Justice. **Article 27. Omission of Resolutions of**

Current Articles of Incorporation	Proposed Amendments
(new)	**Meeting of the Board of Directors** If all the Directors agree in respect of the matters to be resolved at a meeting of the Board of Directors in writing or through electronic records, the Company shall deem that a resolution of the Board of Directors approving such matters to be resolved has been adopted; provided, however, that in case a Statutory Auditor expresses his or her dissent, this paragraph shall not apply.

(After Amendment)

Current Articles of Incorporation	Proposed Amendments
(new)	**Article 9. (Rights Regarding Shares Less than One Unit)** Shareholders of the Company (including beneficial owners; the same shall apply hereinafter) may not exercise rights for their shares less than one unit, other than the rights set forth below.
(new)	(1) The rights provided for in items listed in Article 189, paragraph 2 of the Corporation Act; (2) The right to make a request of the acquisition of shares with stock acquisition request rights; and (3) The right to be allotted offered shares or offered stock acquisition rights.
Article 11. (Record Date)	**Article 12. (Record Date)**
1. The Company shall deem the shareholders (including beneficial owners; the same shall apply hereinafter) registered or recorded in the Shareholders' Register	1. The Company shall deem the shareholders entitled to exercise voting rights who are registered or recorded in the Shareholders' Register as at the closing

Current Articles of Incorporation	Proposed Amendments
and the Register of Beneficial Owners as of the end of each fiscal year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.	thereof on March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant business year.
(new)	**Article 16. (Internet Disclosure and Deemed Delivery of Reference Materials for General Meetings of Shareholders, etc.)** Upon the convocation of general meetings of shareholders, the Company may be deemed to have provided the information relating to the matters required to be set out or presented in the reference materials for the general meeting of shareholders, business reports, financial reports and consolidated financial reports to shareholders by disclosing such information via the internet in accordance with the ordinance of the Ministry of Justice.
(new)	**Article 27. (Omission of Resolutions of Meeting of the Board of Directors)** If all the Directors agree in respect of the matters to be resolved at a meeting of the Board of Directors in writing or through electronic records, the Company shall deem that a resolution of the Board of Directors approving such matters to be resolved has been adopted; provided, however, that in case a Statutory Auditor expresses his or her dissent, this paragraph shall not apply.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Reports on State of Purchase of Share Certificate of One's Own

Reports on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on March 1, April 7, May 8 and June 5, 2006.

File Number: 82-4664

(English Translation)

May 19, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Head of Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Notice of Partial Amendment to the Articles of Incorporation

We hereby announce that the Company has resolved at the meeting of the Board of Directors held on May 19, 2006, to submit a proposal for "Partial Amendment to the Articles of Incorporation" to the 37th Ordinary General Meeting of Shareholders to be held on June 29, 2006, as described below.

1. Reasons for the Amendment

(1) The Company absorbed Nihonshinyouhoshou Corporation, a wholly-owned subsidiary of the Company, effective as of April 1, 2006. Necessary amendment regarding the business purpose of the Company will be made in order to clarify the content of the Company's business in line with its current business and to respond to diversification of future business expansion. (Article 2)

(2) The total number of issuable shares of the Company will be amended in order to enable flexible capital policy for future business expansion. (Article 5)

(3) In accordance with the "Corporation Act" (Law No. 86 of 2005) and the "Law for Maintenance of Relevant Laws Relating to the Enforcement of the Corporation Act" (Law No. 87 of 2005; hereinafter referred to as the "Maintenance Law") taking effect on May 1, 2006, pursuant to the Corporation Act and the Maintenance Law, necessary amendments to the current Articles of Incorporation will be made as follows:

(i) In accordance with the enforcement of the Corporation Act, new articles will be added to stipulate the issuance of share certificates (Article 8), and the establishment of Board of Directors (Article 19), the establishment of Statutory Auditors and Board of Statutory Auditors (Article 32) and the

establishment of Accounting Auditor (Article 43), each of which being the Company's body.

(ii) A new provision will be added to limit the rights granted to holders of shares constituting less than one unit, for the purpose of increasing efficiency of management of such holders. (Article 9)

(iii) A new provision will be added, taking into account the widespread use of the Internet, so that certain documents, such as reference documents for the general meeting of shareholders, may be disclosed through the Internet pursuant to the ministerial ordinance of the Ministry of Justice and such disclosure may be deemed proper disclosure to shareholders. (Article 16)

(iv) A new provision will be added so that a resolution of the Board of Directors may be adopted without having a meeting, for the purpose of flexible operation of the Board of Directors. (Article 27)

(v) A new provision will be added to enable the Company to enter into an agreement with outside auditors in order that such outside auditors may demonstrate their expected roles. (Article 42)

(vi) Any other necessary amendments, such as changes in the numbering of articles due to these additions and modifications in accordance with the enforcement of the Corporation Act, will be made.

2. Content of the Amendment to the Articles of Incorporation

The content of the amendment is as attached hereto.

3. Schedule

General Meeting of Shareholders to approve the amendment: Thursday, June 29, 2006

Effective date of the amendment: Thursday, June 29, 2006

(Appendix)

The content of the amendments is as follows.

(The underlined portion indicates the amended section.)

Current Articles of Incorporation	Proposed Amendments
Chapter I General Provisions	**Chapter I General Provisions**
Article 1. (Trade Name)	**Article 1. (Trade Name)**
The name of the Company shall be KABUSHIKI KAISHA LOPRO, which shall be expressed in English as LOPRO CORPORATION.	(Same as at present)
Article 2. (Purpose)	**Article 2. (Purpose)**
The purposes of the Company shall be to engage in the following businesses:	(Same as at present)
1. Commercial note discounting and fund loans;	(1) Commercial note discounting and fund loans;
2. Financial mediation;	(2) Financial mediation and finance related agency business;
3. Corporate investigation and management consultation;	(3) Corporate investigation and management consultation;
4. Purchase, sale and lease of real estate; and	(4) (Same as at present)
(new)	(5) Factoring business;
(new)	(6) Credit guarantee business and credit research;
(new)	(7) Sales and lodging of securities and investments in other businesses;
(new)	(8) Bill collection and billing related agency business;
(new)	(9) Mediation of installment

Current Articles of Incorporation	Proposed Amendments
	sales;
(new)	(10) Data processing service business and information provision service business;
(new)	(11) Sales and maintenance of computers, office automation equipments, office appliances and peripheral equipments of the foregoing and office supplies;
5. Any and all businesses incidental or related to any of the foregoing items.	(12) (Same as at present)
Article 3. (Location of Principal Office)	**Article 3. (Location of Principal Office)**
The principal office of the Company shall be located in Kyoto.	(Same as at present)
Article 4. (Method of Public Notices)	**Article 4. (Method of Public Notices)**
Public notices by the Company shall be published in *The Nihon Keizai Shimbun*.	(Same as at present)
Chapter II Shares	**Chapter II Shares**
Article 5. (Total Number of Shares Authorised to be Issued)	**Article 5. (Total Number of Shares Authorised to be Issued)**
The total number of shares authorised to be issued by the Company shall be 188,039,100; provided, however, that in case of any cancellation of shares, the number of the shares so cancelled shall be deducted from the number of the authorised shares.	The total number of shares authorised to be issued by the Company shall be 450,000,000.
Article 6. (Purchase of Own Shares)	**Article 6. (Acquisition of Own Shares)**
The Company may, by resolution of	The Company may, by a resolution

Current Articles of Incorporation	Proposed Amendments
the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, clause 2 of the Commercial Code of Japan.	of the Board of Directors, acquire its own shares through market transactions, etc.
Article 7. (Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Constituting Less than One Unit)	**Article 7. (Number of Shares Constituting One Unit)**
1. The number of shares constituting one unit of shares of the Company shall be 100.	The number of shares constituting one unit of shares of the Company shall be 100.
2. The Company shall not issue any share certificate of shares constituting less than one unit.	(eliminate)
Article 8. (Non-Register of Fractional Shares) The Company shall not register any fraction less than one share in the Register of Fractional Shares.	(eliminate)
(new)	**Article 8. (Issuance of Share Certificates)** 1. The Company shall issue share certificates representing its shares. 2. Notwithstanding the foregoing provision, the Company may choose not to issue share certificates representing its shares constituting less than one unit.
(new)	**Article 9. (Limitation on Rights of Shareholders Holding Shares Less than One Unit)** Shareholders of the Company holding shares less than one unit may not exercise rights other than the rights set forth below.

Current Articles of Incorporation	Proposed Amendments
	(1) The rights provided for in items listed in Article 189, paragraph 2 of the Corporation Act; (2) The right to make a request of the acquisition of shares with stock acquisition request rights; and (3) The right to be allotted offered shares or offered stock acquisition rights.
Article 9. (Transfer Agent)	**Article 10. (Share Registrar)**
1. The Company shall have the Transfer Agent with respect to its shares.	1. The Company shall have a Share Registrar.
2. The Transfer Agent and its share handling office shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. The Share Registrar and its share handling office shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.
3. The Shareholders' Register, the Register of Beneficial Owners of the Company and Register of Lost Share Certificates of the Company shall be kept at the share handling office of the Transfer Agent and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, registration of pledges, indication of trust property, delivery of share certificates, registration of lost share certificates, acceptance of notification, purchase of shares constituting less than one unit and any other businesses relating to shares of the Company.	3. The Shareholders' Register (including the Register of Beneficial Owners of the Company; the same shall apply hereinafter), the Register of Lost Share Certificates of the Company and the Register of Stock Acquisition Rights shall be kept at the share handling office of the Share Registrar, and the Company shall not handle, but shall have the Share Registrar handle, the registration or recording in the Shareholders' Register, the Register of Lost Share Certificates and the Register of Stock Acquisition Rights, purchase of shares constituting less than one unit and any other businesses relating to shares and stock acquisition rights.
Article 10. (Share Handling Regulations)	**Article 11. (Share Handling Regulations)**
The denominations of shares, registration of transfer of shares, registration	The denominations of shares to be issued by the Company and the registration

Current Articles of Incorporation	Proposed Amendments
of pledges, indication of trust property, re-issuance of share certificates, registration of lost share certificates, various notifications, purchase of shares constituting less than one unit and any other procedures relating to handling of shares of the Company and fees therefor shall be governed by the Share Handling Regulations of the Company established by the Board of Directors.	or recording in the Shareholders' Register, the Register of Lost Share Certificates and the Register of Stock Acquisition Rights, purchase of shares constituting less than one unit and any other procedures and fees relating to shares or stock acquisition rights shall be governed by the Share Handling Regulations established at meetings of the Board of Directors unless otherwise provided by laws or ordinances or the Articles of Incorporation.
Article 11. (Record Date)	**Article 12. (Record Date)**
1. The Company shall deem the shareholders (including beneficial owners; the same shall apply hereinafter) registered or recorded in the Shareholders' Register and the Register of Beneficial Owners as of the end of each fiscal year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.	1. The Company shall deem the shareholders entitled to exercise voting rights (including beneficial owners; the same shall apply hereinafter) who are registered or recorded in the Shareholders' Register as at the closing thereof on March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant business year.
2. In addition to the preceding paragraph and other provisions provided by these Articles of Incorporation, the Company may, upon giving prior public notice, set a record date by a resolution of the Board of Directors whenever necessary.	2. Notwithstanding the preceding paragraph, the Company may, if necessary, by a resolution of the Board of Directors, deem, upon giving prior public notice, the shareholders or registered share pledgees registered or recorded in the final Shareholders' Register at a certain date as those shareholders or registered share pledgees entitled to exercise their rights.
Chapter III General Meeting of Shareholders	**Chapter III General Meeting of Shareholders**
Article 12. (Convocation of General Meeting)	**Article 13. (Convocation)**
An ordinary general meeting of shareholders of the Company shall be convened within three months from the day following the end of each fiscal year, and an	An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened

Current Articles of Incorporation	Proposed Amendments
extraordinary general meeting of shareholders shall be convened whenever necessary.	when necessary.
Article 13. (Person to Convene Meetings and Chairman)	**Article 14. (Person to Convene Meetings and Chairman)**
1. Unless otherwise provided by laws or ordinances, the President and Director shall convene general meetings of shareholders in accordance with resolutions of the Board of Directors and shall act as chairman thereat.	1. Unless otherwise provided by laws or ordinances, the President and Director shall convene general meetings of shareholders by a resolution of the Board of Directors. Should the President and Director be unable to act as aforesaid, one of the other Directors, in the order fixed in advance at a meeting of the Board of Directors, shall convene the meeting.
2. Should the President and Director be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his place.	2. The President and Director shall act as the chairman at general meetings of shareholders. Should the President and Director be unable to act as aforesaid, one of the other Directors, in the order fixed in advance at a meeting of the Board of Directors, shall act as the chairman.
Article 14. (Method of Resolutions)	**Article 15. (Method of Resolutions)**
1. Unless otherwise provided by laws or ordinances or these Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat.	1. Unless otherwise provided by laws or ordinances or the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present thereat who are entitled to exercise the voting rights.
2. A special resolution defined in paragraph 1 of Article 343 of the Commercial Code of Japan requires the attendance on the relevant general meeting of shareholders of shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders and shall be adopted by a majority of not less than two-thirds (2/3) of the votes of the shareholders present thereat.	2. Unless otherwise provided by the Articles of Incorporation, the resolution defined in Article 309, paragraph 2 of the Corporation Act requires the attendance on the relevant general meeting of shareholders of shareholders representing one-third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights and shall be adopted by a majority of not less than two-thirds (2/3) of the votes of the

Current Articles of Incorporation	Proposed Amendments
	shareholders present thereat.
	Article 16. (Internet Disclosure and Deemed Delivery of Reference Materials for General Meetings of Shareholders, etc.)
(new)	In respect of the convocation of general meetings of shareholders, the Company may be deemed to have provided the information relating to the matters required to be set out or presented in the reference materials for the general meeting of shareholders, business reports, financial reports and consolidated financial reports to shareholders by disclosing such information via the internet in accordance with the ordinance of the Ministry of Justice.
Article 15. (Exercise of Voting Rights by Proxy)	**Article 17. (Exercise of Voting Rights by Proxy)**
In case a shareholder exercises his voting rights by a proxy, such proxy shall be a shareholder of the Company possessing voting rights. In such case, such shareholder or proxy shall submit a document evidencing his power as proxy to the Company.	1. A shareholder may exercise his or her voting right by a proxy who is another shareholder of the Company entitled to exercise voting rights.
(new)	2. In case of the preceding paragraph, the shareholder or the proxy shall be required to submit to the Company, for each general meeting of shareholders, a document evidencing the authority of the proxy.
Article 16. (Minutes)	**Article 18. (Minutes)**
The substance of the proceedings at a general meeting of shareholders and the results thereat shall be recorded in the minutes and the chairman and the Directors present thereat shall affix their names and seals thereto. The originals of the minutes	The substance of the proceedings and its results at a general meeting of shareholders and other matters provided by laws or ordinances shall be recorded or taken down in the minutes.

Current Articles of Incorporation	Proposed Amendments
shall be kept at the Company.	
Chapter IV Directors and Board of Directors	**Chapter IV Directors and Board of Directors**
(new)	**Article 19. (Placement of Board of Directors)** The Company shall place a Board of Directors.
Article 17. (Number of Directors) The Company shall have not more than twenty-five Directors.	**Article 20. (Number of Directors)** The Company shall have not more than twenty-five Directors.
Article 18. (Election of Directors)	**Article 21. (Election of Directors)**
1. Directors shall be elected at a general meeting of shareholders.	1. Directors shall be elected by a resolution of a general meeting of shareholders.
2. Resolutions for the election mentioned in the preceding paragraph shall be adopted by a majority of the voting rights of the shares at a general meeting of shareholders, at which holders of one-third or more of the total number of voting rights of all the shareholders are present.	2. Resolutions for the election of Directors shall be adopted by a majority of the voting rights of the shareholders at a general meeting of shareholders, at which holders of one-third or more of the voting rights of the shareholders entitled to exercise voting rights are present.
3. Resolutions for the election of Directors shall not be adopted by cumulative voting.	3. Resolutions for the election of Directors shall not be adopted by cumulative voting.
Article 19. (Term of Office of Directors)	**Article 22. (Term of Office of Directors)**
1. The term of office of Directors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one year after their assumptions of office.	The term of office of Directors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within one year after their election.
2. The term of office of a Director elected to increase the number of Directors	(eliminate)

Current Articles of Incorporation	Proposed Amendments
or to fill a vacancy of a Director who has retired before expiration of his term shall expire when the term of office of other Directors then in office are to expire.	
Article 20. (Representative Director and Executive Director)	**Article 23. (Representative Director and Executive Director)**
1. The Company shall, by a resolution of the Board of Directors, elect one or more Representative Directors.	1. The Company shall, by a resolution of the Board of Directors, appoint Representative Director(s).
2. Each Representative Director shall represent the Company and execute the businesses in accordance with resolutions of the Board of Directors.	2. The Representative Director shall represent the Company and execute the businesses of the Company.
3. The Board of Directors shall, by its resolutions, elect one President and Director and may elect one or more Vice Presidents and Directors, Senior Managing Directors and Managing Directors whenever necessary.	3. The Board of Directors shall, by its resolutions, appoint one President and Director and may appoint one or more Vice Presidents and Directors, Senior Managing Directors and Managing Directors whenever necessary.
Article 21. (Authority of Board of Directors)	
Unless otherwise provided by laws or ordinances or these Articles of Incorporation, the Board of Directors shall determine the matters relating to execution of important business.	(eliminate)
Article 22. (Person to Convene Meetings of the Board of Directors and Chairman)	**Article 24. (Person to Convene Meetings of the Board of Directors and Chairman)**
1. Unless otherwise provided by laws or ordinances, the President and Director shall convene meetings of the Board of Directors and shall act as chairman thereat.	Unless otherwise provided by laws or ordinances, the President and Director shall convene meetings of the Board of Directors and shall act as chairman. Should the President and Director be unable to act as aforesaid, one of the other Directors, in the order fixed in advance at a meeting of the Board of Directors, shall

Current Articles of Incorporation	Proposed Amendments
	convene the meeting and act as the chairman.
2. Should the President and Director be unable to act as aforesaid, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his place.	(eliminate)
Article 23. (Notice of Convocation of the Meetings of the Board of Directors)	**Article 25. (Notice of Convocation of the Meetings of the Board of Directors)**
A notice of convocation of the meeting of the Board of Directors shall be dispatched to each Director and Statutory Auditor at least three days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.	A notice of convocation of the meeting of the Board of Directors shall be dispatched to each Director and Statutory Auditor at least three days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.
Article 24. (Method of Resolutions of the Meetings of the Board of Directors)	**Article 26. (Method of Resolutions of the Meetings of the Board of Directors)**
Resolutions of the meeting of the Board of Directors shall be adopted by a majority of votes of the Directors present thereat, a quorum being the attendance of a majority of the Directors in office.	Resolutions of the meeting of the Board of Directors shall be adopted by a majority of votes of the Directors present thereat, a quorum being the attendance of a majority of the Directors in office, who are allowed to participate in the resolution.
(new)	**Article 27. Omission of Resolutions of Meeting of the Board of Directors** If all the Directors agree in respect of the matters to be resolved at a meeting of the Board of Directors in writing or through electronic records, the Company shall deem that a resolution of the Board of Directors approving such matters to be resolved has been adopted; provided, however, that in case a Statutory Auditor expresses his or her dissent, this paragraph shall not apply.
Article 25. (Regulations of the Board of Directors)	**Article 28. (Regulations of the Board of Directors)**

Current Articles of Incorporation	Proposed Amendments
Unless otherwise provided by laws or ordinances or these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.	Unless otherwise provided by laws or ordinances or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.
Article 26. (Minutes of the Meetings of the Board of Directors)	**Article 29. (Minutes of the Meetings of the Board of Directors)**
The substance of the proceedings at a meeting of the Board of Directors and the results thereat shall be recorded in the minutes and the Directors and Statutory Auditors present thereat shall affix their names and seals thereto.	The substance of the proceedings and its results at a meeting of the Board of Directors and other matters provided by laws or ordinances shall be recorded or taken down in the minutes, and the Directors and Statutory Auditors present thereat shall affix their names and seals or electronic signatures thereto.
Article 27. (Limitation of Liability Contract with Outside Directors)	**Article 30. (Limitation of Liability Contract with Outside Directors)**
The Company shall be entitled to enter into a contract between outside directors to the effect that, in case of such outside directors causing damage on the Company by reason of acts set forth in Article 266, paragraph 1, clause 5 of the Commercial Code of Japan, the Company shall bear the liability up to the higher of the amount specified in advance which shall not be less than one million yen (¥1,000,000) or the amount provided by laws or ordinances; provided that he/she executed his/her office in good faith and without gross negligence.	The Company shall be entitled to enter into a contract between outside directors to the effect that, in case the requirements provided by laws or ordinances in respect of the liability for compensation provided in Article 423, paragraph 1 of the Corporation Act are met, the Company shall limit the liability for compensation; provided, however, that the maximum amount of the liability for compensation under such contract shall be the higher of the amount specified in advance which shall not be less than one million yen (¥1,000,000) or the minimum amount of liability provided by laws or ordinances.
Article 28. (Remuneration and Retirement Allowances of Directors)	**Article 31. (Remuneration, etc. of Directors)**
Remuneration and retirement allowances of the Directors shall be determined by resolutions of a general	Remuneration, etc. of the Directors shall be determined by resolutions of a general meeting of shareholders.

Current Articles of Incorporation	Proposed Amendments
meeting of shareholders.	
Chapter V Statutory Auditors and Board of Statutory Auditors	**Chapter V Statutory Auditors and Board of Statutory Auditors**
(new)	**Article 32. (Placement of Statutory Auditors and Board of Statutory Auditors)** The Company shall place Statutory Auditors and a Board of Statutory Auditors.
Article 29. (Number of Statutory Auditors)	**Article 33. (Number of Statutory Auditors)**
The Company shall have not more than five Statutory Auditors.	The Company shall have not more than five Statutory Auditors.
Article 30. (Election of Statutory Auditors)	**Article 34. (Election of Statutory Auditors)**
1. Statutory Auditors shall be elected at a general meeting of shareholders.	1. Statutory Auditors shall be elected by a resolution of a general meeting of shareholders.
2. Resolutions for the election mentioned in the preceding paragraph shall be adopted by a majority of the voting rights of the shares at a general meeting of shareholders, at which holders of one-third or more of the total number of voting rights of all the shareholders are present.	2. Resolutions for the election of Statutory Auditors shall be adopted by a majority of the voting rights of the shareholders at a general meeting of shareholders, at which holders of one-third or more of the voting rights of the shareholders entitled to exercise voting rights are present.
Article 31. (Term of Office of Statutory Auditors)	**Article 35. (Term of Office of Statutory Auditors)**
1. The term of office of Statutory Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within four years after their assumptions of office.	1. The term of office of Statutory Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within four years after their election.
2. The term of office of a Statutory	2. The term of office of a Statutory

Current Articles of Incorporation	Proposed Amendments
Auditor elected to fill a vacancy of a Statutory Auditor who has retired before expiration of his term shall expire when the term of office of his predecessor would have expired.	Auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.
Article 32. (Standing Statutory Auditors)	**Article 36. (Standing Statutory Auditors)**
Statutory Auditors shall elect Standing Statutory Auditor(s) by a mutual election.	The Board of Statutory Auditors shall appoint Standing Statutory Auditor(s) from among the Statutory Auditors.
Article 33. (Authority of Board of Statutory Auditors)	
Unless otherwise provided by laws or ordinances or these Articles of Incorporation, the Board of Statutory Auditors shall determine matters relating to execution of the duties of the Statutory Auditors without interfering the authority of each Statutory Auditor.	(eliminate)
Article 34. (Notice of Convocation of the Meetings of the Board of Statutory Auditors)	**Article 37. (Notice of Convocation of the Meetings of the Board of Statutory Auditors)**
A notice of convocation of the meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.	A notice of convocation of the meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three days prior to the date of the meeting; provided, however, that such period may be shortened in case of emergency.
Article 35. (Method of Resolutions of the Meetings of the Board of Statutory Auditors)	**Article 38. (Method of Resolutions of the Meetings of the Board of Statutory Auditors)**
Unless otherwise provided by laws or ordinances, resolutions of the meeting of the Board of Statutory Auditors shall be adopted by a majority of votes of the Statutory Auditors.	Unless otherwise provided by laws or ordinances, resolutions of the meeting of the Board of Statutory Auditors shall be adopted by a majority of votes of the Statutory Auditors.

Current Articles of Incorporation	Proposed Amendments
Article 36. (Regulations of the Board of Statutory Auditors) Unless otherwise provided by laws or ordinances or these Articles of Incorporation, matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors prescribed by the Board of Statutory Auditors.	**Article 39. (Regulations of the Board of Statutory Auditors)** Unless otherwise provided by laws or ordinances or the Articles of Incorporation, matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors prescribed by the Board of Statutory Auditors.
Article 37. (Minutes of the Meetings of the Board of Statutory Auditors) The substance of the proceedings at a meeting of the Board of Statutory Auditors and the results thereat shall be recorded in the minutes and the Statutory Auditors present thereat shall affix their names and seals thereto.	**Article 40. (Minutes of the Meetings of the Board of Statutory Auditors)** The substance of the proceedings and its results at a meeting of the Board of Statutory Auditors and other matters provided by laws or ordinances shall be recorded or taken down in the minutes, and the Statutory Auditors present thereat shall affix their names and seals or electronic signatures thereto.
Article 38. (Remuneration and Retirement Allowances of Statutory Auditors) Remuneration and retirement allowances of the Statutory Auditors shall be determined by resolutions of a general meeting of shareholders.	**Article 41. (Remuneration, etc. of Statutory Auditors)** Remuneration, etc. of the Statutory Auditors shall be determined by resolutions of a general meeting of shareholders.
(new)	**Article 42. (Limitation of Liability Contract with Outside Statutory Auditors)** The Company shall be entitled to enter into a contract between outside statutory auditors to the effect that, in case the requirements provided by laws or ordinances in respect of the liability for compensation provided in Article 423, paragraph 1 of the Corporation Act are met, the Company shall limit the liability for compensation; provided, however, that the

Current Articles of Incorporation	Proposed Amendments
	maximum amount of the liability for compensation under such contract shall be the higher of the amount specified in advance which shall not be less than one million yen (¥1,000,000) or the minimum amount of liability provided by laws or ordinances.
(new)	**Chapter VI Accounting Auditors**
	Article 43. (Placement of Accounting Auditors)
(new)	The Company shall place Accounting Auditors.
	Article 44. (Election of Accounting Auditors)
(new)	Accounting Auditors shall be elected by a resolution of the general meeting of shareholders.
	Article 45. (Term of Office of Accounting Auditors)
(new)	1. The term of office of Accounting Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within one year after their election.
(new)	2. Unless resolved otherwise at the ordinary general meeting of shareholders mentioned in the preceding paragraph, Accounting Auditors shall be deemed to be re-appointed at such general meeting of shareholders.
	Article 46. (Remuneration, Etc. of Accounting Auditors)
(new)	Remuneration, etc. of Accounting Auditors shall be determined by the Representative Director with the approval of

Current Articles of Incorporation	Proposed Amendments
	the Board of Statutory Auditors.
Chapter VI Accounts	**Chapter VII Accounts**
Article 39. (Fiscal Year and Settlement of Accounts)	**Article 47. (Business Year)**
The fiscal year of the Company shall be a period commencing on April 1 of each year and ending on March 31 of the following year and the accounts shall be settled at the end of each fiscal year.	The business year of the Company shall be a period commencing on April 1 of each year and ending on March 31 of the following year.
Article 40. (Payment of Shareholder's Dividends)	**Article 48. (Year-End Dividends)**
Shareholder's Dividends shall be paid to the shareholders or registered pledgees who are registered or recorded on the Shareholders' Register or the Register of Beneficial Owners as of the end of each fiscal year.	The Company shall, by a resolution of the general meeting of shareholders, make distributions of surplus in cash (hereinafter referred to as "Year-End Dividends") to the shareholders or registered share pledgees who are registered or recorded in the Shareholders' Register as at the closing thereof on March 31 of each year.
Article 41. (Interim Dividends)	**Article 49. (Interim Dividends)**
The Company may, by a resolution of the Board of Directors, make cash distribution to the shareholders or registered pledgees who are registered or recorded on the Shareholders' Register or the Register of Beneficial Owners as of September 30 of each year as interim dividends.	The Company may, by a resolution of the Board of Directors, make distributions of surplus provided in Article 454, paragraph 5 of the Corporation Act (hereinafter referred to as "Interim Dividends") to the shareholders or registered share pledgees who are registered or recorded in the Shareholders' Register as at the closing thereof on September 30 of each year.
Article 42. (Prescription Period for Dividends, etc.)	**Article 50. (Prescription Period for Year-End Dividends, etc.)**
1. In the event any shareholder's dividends or interim dividends remain unclaimed after the lapse of three years from the date when the payment becomes due, the	1. In the event any Year-End Dividend or Interim Dividend remains unclaimed after the lapse of three full years from the date when the payment becomes due, the

Current Articles of Incorporation	Proposed Amendments
Company shall be exempt from its obligation to make such payments. 2. No interest shall accrue on unclaimed dividends. **Supplementary Provision** Notwithstanding the provisions of Article 19, the term of office of Directors elected at the 35th ordinary general meeting of shareholders held on June 29, 2004 shall expire upon conclusion of the ordinary general meeting of shareholders to be held in 2006. This supplementary provision shall be deleted after expiration of such term.	Company shall be exempt from its obligation to make such payments. 2. No interest shall accrue on unclaimed Year-End Dividends and Interim Dividends. (eliminate)

File Number: 82-4664

(English Translation)

RECEIVED

2006 JUL 14 P 1:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 20, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Head of Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Announcement of Change of Exercise Price, Etc.

We hereby announce that change of exercise price, etc. has been determined as described below.

1. Name of bonds subject to change:

   Class A Warrants (issued in September 2004)

2. Change of exercise price, etc.

	(After Change)	(Before Change)
Exercise price	591 yen	717 yen
Denominated amount of Warrants	59,326 yen	71,975 yen
Portion accounted for as stated capital per share upon exercise of a Warrant	388 yen	451 yen

3. Effective date of change:

   From March 22, 2006

4. Reason for change:

The exercise price, etc. were changed pursuant to the clauses relating to adjustment of exercise price for the above Warrants.

Integrated finance company
LOPRO CORPORATION

RECEIVED

2006 JUL 14 P 2:05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File Number: 82-4664

June 14, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION



By: ______________________
AKIRA SUZUKI
HEAD OF PUBLIC
RELATIONS AND INVESTOR
RELATIONS DIVISION

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Change of Exercise Price, Etc.
2. Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated)
3. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2006
4. Notice of Partial Amendment to the Articles of Incorporation
5. Amendment to the "Notice of Partial Amendment to the Articles of Incorporation"
6. Brief Description of Japanese Language Documents